Exhibit 1.02

Conflict Minerals Report of Mistras Group, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Mistras Group, Inc. (“Mistras”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for the meaning of the terms used in this Report, unless otherwise defined herein. The term conflict minerals means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “covered countries”).

In accordance with the rules, Mistras undertook due diligence to determine whether or not the conflict minerals used in the products it manufactured or contracted to be manufactured were “DRC conflict free”. “DRC conflict free” is defined in the 1934 Act and generally means that the conflict minerals necessary for the production or functionality of a product did not directly or indirectly finance or benefit armed groups in the covered countries. If, after conducting its due diligence, Mistras was unable to determine whether or not certain of necessary conflict minerals were “DRC conflict free,” the products containing these conflict minerals were considered “DRC conflict undeterminable.” In conducting its due diligence, Mistras implemented a framework based upon the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011), an internationally recognized due diligence framework.

Mistras’ due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers. As a company that sells products and systems for asset protection solutions, Mistras is several levels removed from the actual mining of conflict minerals. Mistras does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

In an effort to comply with the rules, Mistras’ due diligence measures included:

•                  Identify direct suppliers that supply products to Mistras containing conflict minerals;

•                  Conducting a Reasonable Country Origin of Inquiry through administering a supply-chain survey with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners;

•                  Compilation and review of results of the supplier responses;

•                  Contact direct suppliers that do not respond to the survey by a specified date, requesting their responses; and

•                  Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Mistras has determined in good faith that for calendar year 2013, its conflict minerals status resulting from its due diligence efforts is “DRC conflict undeterminable.”

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

In the next compliance period, Mistras intends to implement steps to improve the information gathered from its due diligence to ensure compliance with its reporting requirements under Rule 13p-1. The steps include increasing the response rate of suppliers’ smelters surveys and informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as the CFS program.